Exhibit 99.1

Borr Drilling Limited – SGM Results Notification

Borr Drilling Limited (the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) advises that a Special General Meeting of the Company was held on November 11, 2020 at 09:30 AST at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda

The following resolution was passed:

To approve the increase of the Company’s authorized share capital from US$11,182,692.30 divided into 223,653,846 common shares of US$0.05 par value each to US$11,932,692.30 divided into 238,653,846 common shares of US$0.05 par value each by the authorization of an additional 15,000,000 common shares of US$0.05 par value each.

Hamilton, Bermuda
November 11, 2020

Borr Drilling Ltd. | Reg. no. 51741 | S. E. Pearman Building, 2nd Fl, 9 Par-la-Ville Road, Hamilton HM11, Bermuda
Contact:  Bermuda +1 441 7370152 I Oslo: +47 22 48 30 00 | London: +44 203 709 3235